UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   DONALD J. IVERSON
   701 5th Ave


   Des Moines, IA  50391-2003
2. Issuer Name and Ticker or Trading Symbol
   ALLIED Life Financial Corporation (ALFC)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   11/98
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Vice President of Certain
   Subsidiaries
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  $16.1250        11/12/98       D     V                    375.0000         10/01/98     05/01/05
to buy)
Incentive Stock Option (right  $17.6250        11/12/98       D     V                    1,250.0000       10/01/98     03/22/06
to buy)
Non-Qualified Stock Option     $16.1250        11/12/98       D     V                    375.0000         10/01/98     05/01/05
(right to buy)
Non-Qualified Stock Option     $17.6250        11/12/98       D     V                    13,250.0000      10/01/98     03/22/06
(right to buy)
Non-Qualified Stock Option     $17.6250        11/12/98       D     V                    1,250.0000       10/01/98     03/22/06
(right to buy)
Non-Qualified Stock Option     $18.0000        11/12/98       D     V                    6,000.0000       10/01/98     03/21/07
(right to buy)
Non-Qualified Stock Option     $21.8203        11/12/98       D     V                    6,000.0000       10/01/98     03/10/08
(right to buy)
SAR                            $16.1250        11/12/98       D     V                    125.0000         10/01/98     05/01/05
SAR                            $17.6250        11/12/98       D     V                    350.0000         10/01/98     03/22/06

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  11/12/98  Common Stock                   375.0000      $30.0000    0.0000        D   Direct
to buy)
Incentive Stock Option (right  11/12/98  Common Stock                   1,250.0000    $30.0000    0.0000        D   Direct
to buy)
Non-Qualified Stock Option     11/12/98  Common Stock                   375.0000      $30.0000    0.0000        D   Direct
(right to buy)
Non-Qualified Stock Option     11/12/98  Common Stock                   13,250.0000   $30.0000                  D   Direct
(right to buy)
Non-Qualified Stock Option     11/12/98  Common Stock                   1,250.0000    $30.0000    0.0000        D   Direct
(right to buy)
Non-Qualified Stock Option     11/12/98  Common Stock                   6,000.0000    $30.0000    0.0000        D   Direct
(right to buy)
Non-Qualified Stock Option     11/12/98  Common Stock                   6,000.0000    $30.0000    0.0000        D   Direct
(right to buy)
SAR                            11/12/98  Common Stock                   125.0000      $30.0000    0.0000        D   Direct
SAR                            11/12/98  Common Stock                   350.0000      $30.0000    0.0000        D   Direct

Explanation of Responses:


SIGNATURE OF REPORTING PERSON
/S/ By: Jamie H. Shaffer
    For: Donald J. Iverson
DATE